November 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Karina Dorin, Robert Babula and Gus Rodriguez

Re:	Swiftmerge Acquisition Corp. AleAnna Energy, LLC Amendment No. 1 to Registration Statement on Form S-4 Filed October 8, 2024 File No. 333-280699

Ladies and Gentlemen:

On behalf of Swiftmerge Acquisition Corp. (the “SPAC”) and AleAnna Energy, LLC (the “Company”, together with the SPAC, the “Co-Registrants”), below is the response of the SPAC and the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 25, 2024, regarding the SPAC’s and the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “First Amended Registration Statement”) filed with the Commission on October 8, 2024. In connection with this letter, an amendment to the Registration Statement (the “Second Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the SPAC and the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed on October 8,2024

Proxy Statement/Prospectus Summary

Dilution, page 37

1.	We note you disclose here and elsewhere in your proxy statement/prospectus the net tangible book value per share as adjusted for the following redemption scenarios – No Additional Redemptions, 50% Redemption Scenario, and Maximum Redemption. Please expand your disclosure to include a range of redemption scenarios that will reasonably inform investors of potential outcomes.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosures throughout the Second Amended Registration Statement to include additional redemption scenarios in accordance with the Staff’s comment.

Risks Related to SPAC

BofA, as underwriters of the Initial Public Offering, was to be compensated in part on a deferred basis in connection with the Initial, page 113

2.	We note your revised disclosure in response to prior comment 13. Please expand to disclose the reasons BofA agreed to waive its remaining deferred fees.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 42, 113 and 159 of the Second Amended Registration Statement accordingly.

SPAC does not have a specified maximum redemption threshold, page 116

3.	We note your revised disclosure in response to prior comment 15. Please expand your disclosure to discuss the impact that the trust falling below $5,000,001 may have on SPAC’s listing on Nasdaq or tell us why you believe this does not present a material risk.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 117 of the Second Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Transaction Accounting Adjustments, page 127

4.	Refer to footnote 5 on page 127. We note you purchased two renewable natural gas plants in July 2024 and reflected these transactions as asset acquisitions within your pro forma financial statements. Based on your disclosure it appears you have not concluded on whether these acquisitions should have been accounted for and reflected within the proforma financial statements as business combinations under ASC 805. Please provide to us your accounting analysis for these two transactions.

Response:

ASC 805 defines a business as a set of assets and activities that can be managed and conducted to provide economic benefits, lower costs, or dividends to owners, members, participants, or investors. A business must have three key elements: inputs, processes, and outputs.  However, according to ASC 805, if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not considered a business and no further analysis is required.

Applying the Screen Test

ASC 805-10-55-5 provides a screen test, which helps determine whether the acquired assets qualify as an asset acquisition rather than a business combination. If substantially all of the fair value (typically 90% or more) of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition is considered an asset acquisition.

For these acquired renewable natural gas plants, the majority of the assets are concentrated in integrated Plant Assets, which includes anaerobic digestors, piping, electronic controls, reciprocating generators, and other components physically connected and required for plant operation, and Land (where applicable). This suggests that substantially all of the acquired assets are concentrated in a similar group of assets, supporting the view that the acquisitions qualify as asset acquisitions. Further, the acquired renewable natural gas plants, in their current state, require upgrading to transition from electricity production to renewable natural gas production and do not, in their present state, represent AleAnna’s intended long-term highest and best use. As discussed on page 224 of the Second Amended Registration Statement, AleAnna intends to convert the Plant Assets to biomethane production within a short time frame using “off-the-shelf” biogas (RNG) upgrading units.

Campopiano Plant Asset Screen Test

Below is a summary of asset concentration for the acquisition of the renewable natural gas plant known as the Campopiano plant, completed on July 29, 2024:

Asset Categories	Fair Value	%
Plant Assets	$2,518,070	63.70%
Land	1,272,048	32.18%
Automobiles	162,666	4.12%
Total	$3,952,784	100.00%

As noted in the table above, over 95% of the assets are concentrated in Plant Assets and Land, which significantly exceeds the “substantially all” threshold of 90% when viewed as a single asset. Management considered the following guidance in evaluating the Plant Assets (which includes anaerobic digestors, piping, electronic controls, reciprocating generators, and other components physically connected and required for plant operation) and Land as a single asset. ASC 805-10-55-5B states:

A single identifiable asset includes any individual asset or group of assets that could be recognized and measured as a single identifiable asset in a business combination. However, for purposes of this evaluation, the following should be considered a single asset:

a. A tangible asset that is attached to and cannot be physically removed and used separately from another tangible asset (or an intangible asset representing the right to use a tangible asset) without incurring significant cost or significant diminution in utility or fair value to either asset (for example, land and building).

Management concluded that the Plant Assets and the Land are considered a single identifiable asset for purposes of the screen test given the physical connectivity, and the diminution in value of the renewable natural gas asset if separated from the group of physically connected Plant assets or the attached Land.

Management also considered the qualitative factors applied to the Casalino Plant above, in evaluating whether the acquisition represents an asset acquisition noting the following:

●	The acquired set includes only a few assets (rather than multiple asset classes)

●	The acquired set does not include an organized workforce

●	The acquired set does not include goodwill, nor would goodwill be expected in this type of acquisition

●	The acquired set did not include a legal entity, nor any trademarks, customer lists, or similar identifiable intangibles

Based on the quantitative asset concentration of 95% and the qualitative factors above, management concluded the Campopiano acquisition should be accounted for as an asset acquisition.

Casalino Plant Asset Screen Test

Below is a summary of the asset concentration for the acquisition of the renewable natural gas plant known as the Casalino plant, completed on July 8, 2024:

Asset Categories	Fair Value	%
Plant Assets	$3,160,425	88.19%
Automobiles	137,233	3.83%
Inventory	285,938	7.98%
Total	$3,583,595	100.00%

According to an interpretive guidance, “substantially all” is generally considered to mean 90% or more but is not a bright line test. In the case of the Casalino Plant, Plant Assets represent over 88% of the purchase price. Given the proximity to 90%, management also considered qualitative factors in evaluating whether the acquisition represents an asset acquisition noting the following:

●	The acquired set includes only a few assets (rather than multiple asset classes)

●	The acquired set does not include an organized workforce

●	The acquired set does not include goodwill, nor would goodwill be expected in this type of acquisition

●	The acquired set did not include a legal entity, nor any trademarks, customer lists, or similar identifiable intangibles

Based on the quantitative and qualitative factors above, Management concluded the Casalino acquisition should be accounted for as an asset acquisition.

Conclusion

The acquisitions of the Casalino and Campopiano renewable natural gas plants each qualify as asset acquisitions under ASC 805, based on the application of the screen test. The purchase price of the acquired assets will be allocated pro-rata according to the estimated fair values of the acquired assets, with no recognition of goodwill or bargain purchase gain. Direct transaction costs will be capitalized and depreciated over the useful lives of the related assets.

We considered the impact an alternative accounting treatment of the acquisitions as a business combinations on the unaudited pro forma financial information and future financial statements of the Company. We note that if the acquisitions were accounted for as a business combination, no goodwill would be recognized as the purchase price equates to the fair values of the acquired assets, and we have not identified any intangible assets or other major asset classes. While the Casalino and Campopiano renewable natural gas plants represent processing capability (converting bio feedstocks into electricity through reciprocating generators), the assets require independent sourcing of inputs, and do not have firm long-term offtake contracts. Electricity is sold as produced to the regional electric utility under a tariff regime. Additionally, we note that transaction costs would be expensed if business combination accounting were applied. Transaction costs are not material to the pro forma financial information. Thus, accounting for the assets acquisitions as a business combination would not significantly alter the measurement, presentation, or disclosure of the acquisitions in the unaudited pro forma financial information or future financial statements of the Company.

Background to the Business Combination, page 156

5.	We note your revised disclosure in response to prior comment 22 and reissue the comment in part. Please revise your disclosure throughout this section to discuss in greater detail the material terms that were negotiated by the parties, how parties’ positions differed, and how issues were resolved. Your revised disclosure should disclose the initial pre-money valuation that was the basis for the consideration included in the letter of intent executed on April 1, 2024 that was later increased to $665,000,000 in the updated letter of intent and how the initial pre-money valuation was determined. In that regard, we note you disclose that AleAnna submitted the initial transaction terms by way of a draft non-binding letter of intent. In addition, please clarify the date the updated letter of intent was executed and discuss the negotiation of the board representation. To the extent certain terms were deemed not subject to negotiation, disclose this fact.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 164 through 168 of the Second Amended Registration Statement accordingly, including to clarify that no updated letter of intent was executed by the parties with respect to the terms of the letter of intent that were renegotiated.

6.	We note your disclosure that SPAC management initially learned of AleAnna on or about March 11, 2024 from an affiliate of the sponsor of a special purpose acquisition company. However, your disclosure on page 164 states that Pureplay introduced SPAC to AleAnna in March 2024. Please advise or revise. In addition, please expand your disclosure to clarify Pureplay’s role in the business combination and any related negotiations.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 168 of the Second Amended Registration Statement accordingly.

7.	We note your revised disclosure in response to prior comment 23. We also note your disclosure that on or about September 20, 2024, Cohen entered into a release and termination agreement with SPAC, in which those parties agreed to reduce the advisory fee to which Cohen would be entitled upon closing of the Business Combination from $3,000,000 to $500,000. Please revise to clarify Cohen’s role regarding your business combination with AleAnna and related agreements and disclose the reason that Cohen agreed to reduce its advisory fee. Discuss whether there were any disagreements or objections made to the disclosure in the filing. Also, address the material impact, if any, of agreement provisions that survive SPAC’s release and termination agreement with Cohen, such as indemnification, contribution, rights of first refusal or lockups.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 168 of the Second Amended Registration Statement accordingly.

SPAC’s Valuation of AleAnna, page 170

8.	We note your disclosure regarding certain unaudited prospective information supplied by AleAnna to SPAC in connection with the proposed business combination, including the DeGolyer & MacNaughton reserves estimate and AleAnna’s RNG prospect backlog information. Please disclose whether or not AleAnna has affirmed to SPAC that its prospective information reflects its view about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the prospective information no longer reflect the views of AleAnna’s management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the prospective information and the reasons for any continued reliance by management or board of directors on the prospective information. Refer to Item 1609(c) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 178 of the Second Amended Registration Statement accordingly.

9.	Please describe in greater detail the comparable companies analysis utilized to analyze AleAnna’s potential RNG business and the basis for determining that the average RNG facility could be expected to generate EBITDA of $1.65 million and reach payout in approximately four years from being brought on stream.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 177 of the Second Amended Registration Statement accordingly.

Reserve Information

Reserve Data, page 224

10.	Disclosures in Amendment No. 1 on pages 225-226, 238, and F-77 state the acquisition of the Blugas ORRI would have increased future net cash flows and the standardized measure, as of December 31, 2023, by $35.3 million and $30.0 million, respectively; however, disclosures on pages 240 and 247 state the future net cash flows would have increased by $34.9 million. Please review and revise to remove the inconsistency.

In addition, please disclose:

●	the change in the Company’s net revenue interest as a result of the Blugas ORRI acquisition,

●	if there was a change in the Company’s net proved reserves as a result of the Blugas ORRI acquisition, and

●	if the total $6.6 million in acquisition costs were included in the evaluation of the Blugas ORRI acquisition, as of December 31, 2023.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 229-230, 243, 246, 253 and F-54 of the Second Amended Registration Statement accordingly.

11.	In comparing the net gas volume associated with the Blugas ORRI acquisition disclosed in Amendment No. 1 (2,472 10[3]ft3, thousand cubic feet, or Mcf) versus the net gas volume contained in the reserve report filed as Exhibit 99.7 (2,472 10[6]ft3, million cubic feet, or MMcf), we note an inconsistency in the units of measure. Please review and revise to remove the inconsistency throughout the filing. Additionally, please expand your disclosure of the 350 million cubic meters of natural gas associated with the Blugas ORRI throughout the filing to provide the cubic feet equivalent.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 229, 230, 242, 243, 246, 253, F-54 and F-77 of the Second Amended Registration Statement accordingly.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas

Reserves, page 225

12.	Amendment No. 1 still states the table on page 225 provides the estimated future net cash flows and the present value of the net cash flows discounted at 10% (PV10). However, the two items shown in the table are: 1) Future net cash flow and 2) Standardized measure of discounted future net cash flow. Based on the description of these items in the table footnotes on pages 225-226 and in Note 13 on page F-78, we note:

●	Future net cash flow appears to be incorrectly calculated as after deducting future income taxes, but prior to discounting at 10%. At the bottom of page 225 and in Note 13, your filing incorrectly states the future net cash flows are net of estimated income taxes. However, also on page 225, your filing correctly states “Future cash flows are reduced by estimated production costs, administrative costs, costs to develop and produce the proved reserves and abandonment costs, all based on current economic conditions at each year-end.” The correct calculation of future net cash flow is prior to discounting at 10% and prior to the deduction of future income taxes. Please review and revise your filing where necessary to correct the calculation of future net cash flows and to provide an accurate description.

●	Present value discounted at 10% (PV10) is not included in the table. The correct calculation of present value is after discounting the estimated future net cash flows at 10%, but prior to the deduction of future income taxes. Please review and expand the table to include the present value (PV10), if desired, and to provide an accurate description. Otherwise, revise the description of the table to state it includes the estimated future net cash flows and the standardized measure.

●	The table’s explanatory footnotes are confusing and include descriptions of multiple items, e.g. footnote (a) to future net cash flow on page 225, includes information on gas prices, revisions/extensions and discoveries, and changes in the standardized measure. Please revise the table footnotes to describe each footnoted item more accurately.

In addition, please review and revise the standardized measure summary table on page F-78 to present the component items and their associated values in the correct order of calculation and revise the table footnotes to describe each footnoted item more accurately. For additional guidance, refer to Example 5 in FASB ASC 932-235-55-6.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 230, and F-78 of the Second Amended Registration Statement accordingly.

Acreage, page 226

13.	We note the updated acreage disclosure on page 226 of Amendment No. 1 states the table includes the Company’s acreage as of December 31, 2024, rather than as of December 31, 2023. Also, under the table item “Exploration Permits” the total net undeveloped acreage shown, as of December 31, 2023, is 1,623,209 acres rather than 682,802 acres. Please review and revise these items as necessary to remove any inconsistency.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on page 231, of the Second Amended Registration Statement accordingly.

Reserve Information, page F-77

14.

After review of Amendment No. 1, it appears the table on page F-77 showing the reconciliation of changes in total proved developed and undeveloped reserves, as of December 31, 2023 and December 31, 2022, and the table on page 225 showing the reconciliation of changes in proved undeveloped reserves, as of December 31, 2023, were unchanged from your prior submission. We re-issue prior comment 50.

Also, please expand each of these disclosures to provide detailed explanations of the volume changes related to each contributing factor, both positive and negative, so the entire volume change during each year is explained.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 230 and F-77 of the Second Amended Registration Statement accordingly.

General

15.	We note you disclose that SPAC entered into an advisory services agreement with Rowdeston Capital Corp., an entity owned by Thomas J. Loch, in April 2024. Please revise to clarify Rowdeston’s role and any services rendered in advising SPAC. In addition, please revise your conflicts of interest disclosure on your cover page, prospectus summary, and throughout your proxy statement/prospectus to address any related conflicts since Thomas J. Lock is the father of Aston Loch, SPAC’s Chief Operating Officer and Secretary and a control person of the Sponsor, and the fees payable thereunder. Refer to Items 1603(b), 1604(a)(4), and 1604(b)(3) of Regulation S-K.

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 29, 45, 98, 180 and 301 of the Second Amended Registration Statement accordingly.

16.	We note your revised disclosure in response to prior comment 6. However, your risk factor disclosure on page 104 continues to disclose that December 17, 2025, would be the 36-month anniversary of the effectiveness of your initial public offering. Please advise or revise. In addition, we note you disclose that SPAC may seek to extend the time it has to complete its initial business combination beyond such 36-month period and that the current deadline set forth in the SPAC Articles of Association for SPAC to complete its initial business combination is June 17, 2025. Please expand your disclosure to discuss that Nasdaq Rule 5815 was amended effective October 7, 2024, to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please also revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 14, 2024, and disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. Disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Co-Registrants acknowledge the Staff’s comment and have revised the disclosure on pages 103 and 104 of the Second Amended Registration Statement accordingly.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 954-768-8209.

Very truly yours,

/s/ Grant J. Levine
Grant J. Levine
Greenberg Traurig, LLP

cc:	Tristan Yopp, Chief Financial Officer of AleAnna Energy, LLC Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP
John Bremner, Chief Executive Officer of Swiftmerge Acquisition Corp. Mark Selinger, Esq., Greenberg Traurig, LLP Adam Namoury, Esq., Greenberg Traurig, LLP